Bangkok Bank
ธนาคารกรุงเทพ

03032920

October 21, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED
OCT 24 2003
WASH. D.C. 187 SECTION

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2003 third-quarter unreviewed financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 10/29

Information Management Group, Office of the President
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

20 October 2003

Bangkok Bank doubles Q3 profit

Bangkok Bank has announced a net profit of Baht 3.5 billion for the third quarter, 2003. This is an increase of Baht 2.0 billion or 117.4 percent compared with the net profit of Baht 1.6 billion in the same period in 2002.

Net profit rose by 29.7 percent quarter-on-quarter.

The main contributor to the improved profit performance was an increase in non-interest income, which rose by Baht 1.7 billion or 42 percent year-on-year. This was mainly due to gains on sales of investments of Baht 2.1 billion. Fee income continued to grow, in line with the Bank's policy to generate more revenue from fee based services, rising by 10.9 percent over the 12 month period to Baht 3.0 billion.

Non interest expenses rose by Baht 575 million, as the Bank set aside Baht 300 million for early retirement expenses.

Despite the national and international trends of falling interest rates, net interest income rose by 8.1 percent for the three months to the end of September to Baht 5.9 billion.

At the end of September total loans stood at Baht 832.6 billion, an increase of Baht 2.0 billion compared with the loans of Baht 830.6 billion in December, 2002.

Classified loans fell by Baht 14.8 billion to Baht 242.1 billion compared with June, 2003.

The Bank set aside provisioning against loan losses of Baht 1.1 billion in the third quarter.

The Bank's loan loss reserves are now equivalent to Baht 133.2 billion or 143.6 percent of the level required by the Bank of Thailand. Total reserves including reserves for Loss on debt restructuring amounted to Baht 145.9 billion at the end of the third quarter.

Total deposits stood at Baht 1,089.3 billion, at the end of September, an increase of Baht 26.6 billion compared with the end of last year.

Total assets rose by Baht 40.3 billion during the same period, to Baht 1,285.4 billion.

Shareholders' equity increased by 13.2 percent during the first nine months of 2003, to Baht 62.8 billion,due to Baht 55.5 billion at the end of December of 2002.

Bangkok Bank's capital adequacy ratio, including the third quarter profit, is estimated to have increased to 12.7 percent, while tier 1 capital increased to approximately 8.7 percent.

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 230-2710 โทรสาร (662) 231-4692
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 1 1 1)
333 Silom Road Bangkok 10500 Thailand Tel. (662) 230-2710 Fax. (662) 231-4692

ธนาคารกรุงเทพ

Summary Statement of Liabilities and Assets *

C.B. 1.1

As of 30 September, 2003

ASSETS	Baht
Cash	16,677,739,013.98
Interbank and money market items	92,882,952,310.07
Securities purchased under resale agreements	59,600,000,000.00
Investment in securities, net (with obligations Baht 96,080,492,000.00)	348,264,060,321.63
Credit advances (net of allowance for doubtful accounts)	686,737,713,617.01
Accrued interest receivables	1,296,192,422.58
Properties foreclosed, net	30,761,391,070.10
Customers' liabilities under acceptances	960,437,699.08
Premises and equipment, net	29,725,861,674.43
Other assets	18,462,264,498.75
Total Assets	1,285,368,612,627.63
Customers' liabilities under unmatured bills	8,222,844,556.39
Total	1,293,591,457,184.02
LIABILITIES	
Deposits	1,089,285,657,215.18
Interbank and money market items	33,413,621,881.07
Liabilities payable on demand	4,169,186,356.29
Securities sold under repurchase agreements	-
Borrowings	77,483,481,975.00
Bank's liabilities under acceptance	960,437,699.08
Other liabilities	17,249,602,444.26
Total Liabilities	1,222,561,987,570.88
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	14,668,406,940.00
Reserves and net profit after appropriation	28,440,673,374.79
Other reserves and profit and loss account	19,697,544,741.96
Total Shareholders' Equity	62,806,625,056.75
Total Liabilities and Shareholders' Equity	1,285,368,612,627.63
Bank's liabilities under unmatured bills	8,222,844,556.39
Total	1,293,591,457,184.02

Non-Performing Loans for the quarter ended September 30, 2003	
(28.83% of total loans before allowance for doubtful accounts)	242,173,114,000.00
Required provisioning for loan loss for the quarter ended September 30, 2003	105,724,806,000.00
Actual allowance for doubtful accounts	146,062,259,018.28
Loans to related parties	31,011,640,536.85
Loans to related asset management companies	-
Loans to related parties due to debt restructuring	54,721,074,662.50
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	97,987,259,891.77
Changes in liabilities and assets this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	8,550,875,651.03
Total liabilities	814,735.76
Significant contingent liabilities	
Avals to bills and guarantees of loans	22,410,806,088.19
Letters of credit	24,697,524,873.88

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

	"Unaudited" As at September 30, 2003	As at December 31, 2002	Baht : '000 Increase(Decrease)	%
Assets				
Cash	16,677,739	23,783,878	(7,106,139)	(29.9)
Interbank and money market items	92,882,952	139,708,413	(46,825,461)	(33.5)
Securities purchased under resale agreements	59,600,000	6,000,000	53,600,000	893.3
Investment in securities, net	348,264,060	318,161,595	30,102,465	9.5
Loans	832,619,743	830,622,404	1,997,339	0.2
Accrued interest receivables	1,296,192	1,459,147	(162,955)	(11.2)
Less Allowance for doubtful accounts and for debt restructuring	(145,882,029)	(150,754,155)	4,872,126	3.2
Properties foreclosed, net	30,761,391	31,605,689	(844,298)	(2.7)
Customers' liabilities under acceptances	960,438	1,178,514	(218,076)	(18.5)
Premises and equipment, net	29,725,862	29,846,121	(120,259)	(0.4)
Other assets	18,462,264	13,486,856	4,975,408	36.9
Total Assets	1,285,368,612	1,245,098,462	40,270,150	3.2
Liabilities				
Deposits	1,089,285,657	1,062,664,671	26,620,986	2.5
Interbank and money market items	33,413,622	23,996,529	9,417,093	39.2
Liabilities payable on demand	4,169,186	3,549,489	619,697	17.5
Borrowings	77,483,482	78,781,504	(1,298,022)	(1.6)
Bank's liabilities under acceptances	960,438	1,178,514	(218,076)	(18.5)
Other liabilities	17,249,602	19,425,632	(2,176,030)	(11.2)
Total liabilities	1,222,561,987	1,189,596,339	32,965,648	2.8
Shareholders' Equity				
Paid-up share capital	14,668,407	14,668,407	-	0.0
Reserves and net profit after appropriation	28,440,673	20,214,426	8,226,247	40.7
Other reserves and profit and loss account	19,697,545	20,619,290	(921,745)	(4.5)
Total Shareholders' Equity	62,806,625	55,502,123	7,304,502	13.2
Total Liabilities and Shareholders' Equity	1,285,368,612	1,245,098,462	40,270,150	3.2

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

(UNAUDITED)

Baht : '000

		2003	2002	Increase (Decrease)	%
Interest and dividend income		11,396,647	12,943,137	(1,546,490)	(11.9)
Interest expenses		5,454,480	7,445,071	(1,990,591)	(26.7)
Net interest and dividend income		5,942,167	5,498,066	444,101	8.1
Bad debt and doubtful accounts					
and loss on debt restructuring		1,079,716	1,471,899	(392,183)	(26.6)
Non-interest income					
Gain (loss) on investments, net		1,640,215	(57,908)	1,698,123	2,932.4
Fees and service income		3,037,893	2,672,500	365,393	13.7
Gain on exchange, net		566,850	704,694	(137,844)	(19.6)
Other income		345,399	617,316	(271,917)	(44.0)
Total non-interest income		5,590,357	3,936,602	1,653,755	42.0
Non-interest expense					
Personnel expenses		2,376,472	2,006,584	369,888	18.4
Premises and equipment expenses		1,051,044	1,021,955	29,089	2.8
Taxes and duties		528,243	514,065	14,178	2.8
Fees and service expenses		440,097	447,323	(7,226)	(1.6)
Contributions to the Financial Institutions					
Development Fund		1,036,010	1,032,269	3,741	0.4
Other expenses		1,475,162	1,309,290	165,872	12.7
Total non-interest expenses		6,907,028	6,331,486	575,542	9.1
Income before income tax		3,545,780	1,631,283	1,914,497	117.4
Income tax expenses		-	-	-	
Net income		3,545,780	1,631,283	1,914,497	117.4
Earnings per share	**Baht**	2.42	1.11	1.31	117.4
Weighted average number of					
ordinary shares	**Thousand shares**	1,466,496	1,466,496	-	

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

(UNAUDITED)

			Baht : '000	
	2003	2002	Increase (Decrease)	%
Interest and dividend income	36,282,381	39,069,034	(2,786,653)	(7.1)
Interest expenses	18,400,166	22,892,098	(4,491,932)	(19.6)
Net interest and dividend income	17,882,215	16,176,936	1,705,279	10.5
Bad debt and doubtful accounts				
and loss on debt restructuring	3,421,662	3,601,505	(179,843)	(5.0)
Non-interest income				
Gain (loss) on investments, net	3,655,348	184,780	3,470,568	1,878.2
Fees and service income	8,548,025	7,910,625	637,400	8.1
Gain on exchange, net	1,936,772	1,677,632	259,140	15.4
Other income	844,556	1,277,730	(433,174)	(33.9)
Total non-interest income	14,984,701	11,050,767	3,933,934	35.6
Non-interest expense				
Personnel expenses	6,471,512	5,919,368	552,144	9.3
Premises and equipment expenses	3,335,946	3,417,979	(82,033)	(2.4)
Taxes and duties	1,568,833	1,468,747	100,086	6.8
Fees and service expenses	1,319,525	1,427,505	(107,980)	(7.6)
Contributions to the Financial Institutions				
Development Fund	3,049,701	3,073,252	(23,551)	(0.8)
Other expenses	5,508,562	3,587,019	1,921,543	53.6
Total non-interest expenses	21,254,079	18,893,870	2,360,209	12.5
Income before income tax	8,191,175	4,732,328	3,458,847	73.1
Income tax expenses	-	-	-	
Net income	8,191,175	4,732,328	3,458,847	73.1
Earnings per share **Baht**	5.59	3.22	2.37	73.1
Weighted average number of				
ordinary shares **Thousand shares**	1,466,496	1,466,496	-	

Bangkok Bank Public Company Limited

Summary of Financial Results

For the Quarters Ended September 30, 2003

Significant items in the 3nd quarter of 2003

In the quarter ended September 2003, the Bank saw an increase in net profit of Baht 2.0 billion compared to the same period in 2002. The significant items are:

- Interest and dividend income totaled Baht 11.4 billion, a decrease of Baht 1.5 billion from 2002, due to declining interest rate levels.
- Interest expenses amounted to Baht 5.5 billion, a decrease of Baht 2.0 billion from 2002 as a result of a decline in interest rates and offset by increased deposits.
- Net profit from investments totaled Baht 1.6 billion, an increase of Baht 1.7 billion from 2002. This was mainly due to an increase in gain on sales of investment in debt instruments amounting to Baht 1.3 billion.
- Non-interest expenses amounted to Baht 6.9 billion, an increase of Baht 0.6 billion from 2002, as the bank set aside Baht 300 million the early retirement expenses.
- Loan loss provisioning amounted to Baht 1.1 billion, a decrease of Baht 392 million from 2002.

Important items on the balance sheet

Total assets as of September 30, 2003 amounted to Baht 1.3 trillion, an increase of Baht 40.3 billion or 3.2 percent from December 31, 2002. Significant items are as follows:

Interbank and money market assets as of September 30, 2003 amounted to Baht 92.9 billion, a decrease of Baht 46.8 billion or 33.5 percent from December 31, 2002, as placements at other financial institutions matured and were not renewed.

Securities purchased under resale agreements as of September 30, 2003 amounted to Baht 59.6 billion, an increase of Baht 53.6 billion or 8.9 times from that on December 31, 2002, reflecting additional purchases due to increased liquidity positions.

Net investments as of September 30, 2003 totaled Baht 348.3 billion, an increase of Baht 30.1 billion or 9.5 percent from December 31, 2002, again due to increased liquidity positions.

Net loans as of September 30, 2003 amounted to Baht 686.7 billion, an increase of Baht 6.9 billion or 1.0 percent from that on December 31, 2002. Gross loans increased by Baht 2.0 billion during the period, while total allowance for doubtful accounts declined by Baht 4.9 billion.

As of September 30, 2003, the Bank had classified loans and accrued interest receivables and allowance for doubtful accounts as follows:

(million Baht)

	Loans and Accrued Interest Receivables*	**Loans and Accrued Interest Receivables, Net of Collateral ***	**% Allowance required**	**Allowance Recorded by the Bank****
1.1 Allowance for doubtful accounts for classified loans				
Normal	560,325	262,271	1	2,623
Special Mentioned	31,674	7,369	2	147
Substandard	47,983	29,395	20	5,879
Doubtful	36,544	22,289	50	11,145
Doubtful of Loss	157,602	72,935	100	72,935
Tota	834,128	394,259		92,729
1.2 Revaluation allowance for debt restructuring				12,684
Total 1.1 and 1.2				105,413
Excess allowance				40,468
Total allowance for doubtful account and revaluation allowance for debt restructuring				145,881

* Exclude interbank and money market items amounting to Baht 7,170.8 million

**Exclude allowance for doubtful accounts of interbank and money market items, amounting to Baht 180.2 million.

As of September 30, 2003, non-performing loans (including interbank and money market items) amounted to:

	(million Baht)
Non – performing loans (NPL)	242,173
Total loans used for NPL ratio calculation	840,002
NPL as percentage of total loans	28.8

In the nine months ended September 30, 2003, the Bank restructured debts amounting to Baht 46.0 billion of which Baht 15.5 billion were restructured during the third quarter of 2003.

Net properties foreclosed as of September 30, 2003 amounted to Baht 30.8 billion, a decrease of Baht 0.8 billion or 2.7 percent from December 31, 2002, primarily due to an increase in provisions for impairment of the properties foreclosed.

Total liabilities as of September 30, 2003 stood at Baht 1.2 trillion, an increase of Baht 32.8 billion or 2.8 percent from December 31, 2002. Significant items are as follows:

Total deposits as of September 30, 2003 amounted to Baht 1.1 trillion, an increase of Baht 26.6 billion or 2.5 percent from yearend.

Net shareholders' equity of the Bank at the end of September 2003 totaled Baht 62.8 billion, an increase of Baht 7.3 billion or 13.2 percent compared with the end of last year. The increase was attributable to the net profit for the nine-month period ended September 2003 of Baht 8.2 billion.

As of September 30, 2003, the Bank's capital adequacy ratio is estimated to be 12.2 percent and the Tier 1 capital ratio at 8.2 percent. If the net profit from the third quarter of 2003 were included, the Bank's Tier 1 capital ratio and the total capital adequacy ratio would stand at 8.7 percent and 12.7 percent, respectively.

Significant items in the statement of income

In the quarter ended September 2003 the Bank reported a net profit of Baht 3.5 billion, an increase of Baht 2.0 billion or 117.0 percent from the same period in 2002. Significant items are as follows :

Net interest and dividend income in this period amounted to Baht 5.9 billion, an increase of Baht 0.4 billion or 8.1 percent in comparison to 2002, as interest expenses declined more than interest and dividend income.

Interest and dividend income in this period amounted to Baht 11.4 billion, a decrease of Baht 1.5 billion or 11.9 percent compared to 2002. Interest income from loans declined in line with lower interest rates, interest income on interbank and money market items declined with lower volumes.

Interest expenses totaled Baht 5.5 billion, a fall of 26.7 percent or Baht 2.0 billion from 2002 due to declining deposit interest rates.

In the third quarter of 2003, provisioning expenses decrease by Baht 0.4 billion to Baht 1.1 billion, compared to 2002.

The Bank's non-interest income totaled Baht 5.6 billion, an increase of Baht 1.7 billion or 42.0 percent from the corresponding period in 2002. Significant items are as follows:

The net gain on investments totaled Baht 1.6 billion, an increase of Baht 1.7 billion from 2002, primarily from gain on sale of investments in debt instruments.

Fees and service income amounted to Baht 3.0 billion, an increase of Baht 0.4 billion or 13.7 percent from 2002.

The Bank's non-interest expenses totaled Baht 6.9 billion, an increase of Baht 0.6 billion or 9.1 percent from 2002, primarily due to provisions in early retirement expenses by Baht 0.3 billion.